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FORM 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market-Service Mark-, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER : LIFECORE BIOMEDICAL, INC.
                                               --------------------------------
ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 3515 LYMAN BLVD. CHASKA, MN 55318-3051

ISSUERS TELEPHONE NUMBER (INCLUDING AREA CODE): (612)368-4300
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I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate and change (Increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security     Common Stock
                     ----------------------------------------------------------
2.  Number of shares outstanding before the change   7,985,292
                                                  -----------------------------
3.  Number of shares outstanding after the change     10,185,292
                                                  -----------------------------
4.  Effective date of change   October 18, 1995
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5.  Method of change       Public Stock Offering
                    -----------------------------------------------------------
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                                                              -----------------
Give brief description of transaction    Public Stock Offering
                                     ------------------------------------------

II  CHANGE IN NAME OF ISSUER

1.  Name prior to change     N/A
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2.  Name after change        N/A
                       --------------------------------------------------------
3.  Effective date of charter amendment changing name     N/A
                                                       ------------------------
4.  Date of shareholder approval of change, if required   N/A
                                                       ------------------------

11/15/95              /s/James W. Bracke,      President & CEO
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DATE:                     OFFICERS SIGNATURE AND TITLE



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